Exhibit 99.2 NOTICE OF 2018 ANNUAL GENERAL MEETING JAMES HARDIE INDUSTRIES PLC

NOTICE OF 2018
ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting (**AGM**) of James Hardie Industries plc (**James Hardie** or the **Company**) will be held on Friday, 10 August 2018 in James Hardie's Corporate Headquarters, The Cork Room, Europa House, 2nd Floor, Harcourt Centre (Block 9), Harcourt Street, Dublin 2, Ireland at 7:00am (Dublin time).

ATTENDANCE AT AGM

Persons registered as shareholders as at 7:00pm (Sydney time) / 10:00am (Dublin time) on Wednesday, 8 August 2018 may attend the AGM in person in Dublin.

Shareholders wishing to participate in the AGM can also participate remotely via teleconference, during which they will have the same opportunities to ask questions as people attending the AGM in person.

Shareholders or proxies will all be able to ask questions of the Board of Directors of James Hardie (**Board**) and the Company's external auditor, Ernst & Young LLP. To enable more questions to be answered, enclosed is a form that you can use to submit questions in advance of the AGM, whether or not you will be attending.

Shareholders or proxies not present at the AGM wishing to ask questions can do so in the manner described on page 4 of this booklet.

CONTENTS OF THIS BOOKLET

This booklet contains:

- the Agenda for the AGM setting out the resolutions proposed to be put to the meeting;
- Explanatory Notes describing the business to be conducted at the meeting;
- information about who may vote at the AGM and how they may cast their vote;
- details of how shareholders can attend the meeting in person in Dublin; and
- details of how shareholders can participate in the meeting remotely by teleconference.

NOTICE AVAILABILITY

Additional copies of this booklet can be downloaded from James Hardie's Investor Relations website (http://www.ir.jameshardie.com.au/jh/shareholder_meetings.jsp) or they can be obtained by contacting the Company's registrar, Computershare Investor Services Pty Limited (**Computershare**), by calling:

- 1300 855 080 from within Australia; or
- +61 3 9415 4000 from outside Australia.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should immediately consult your investment or other professional advisor.

James Hardie Industries plc ARBN 097 829 895, with registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, Ireland and registered in Ireland under company number 485719.

The liability of its members is limited.

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AGENDA AND BUSINESS OF THE ANNUAL GENERAL MEETING Explanations of the background, rationale and further information 6. Grant of Return on Capital Employed Restricted Stock Units for each proposed resolution are set out in the Explanatory Notes To consider and, if thought fit, pass the following resolution on pages 6 to 13 of this Notice of Meeting. as an ordinary resolution: The following are items of ordinary business: That the award to the Company’s CEO, Louis Gries, of 1. Financial statements and reports for fiscal year 2018 up to a maximum of 168,004 return on capital employed (ROCE) restricted stock units (ROCE RSUs), and his To review James Hardie’s affairs and to consider and, if thought acquisition of ROCE RSUs and ordinary shares of James fit, pass the following resolution as an ordinary resolution: Hardie (Shares) issuable thereunder, up to that number, To receive and consider the financial statements and the be approved for all purposes in accordance with the reports of the Board and external auditor for the fiscal terms of the 2006 LTIP (as amended) and on the basis year ended 31 March 2018. set out in the Explanatory Notes. The vote on this resolution is advisory only. 7. Grant of Relative Total Shareholder Return Restricted 2. Remuneration Report for fiscal year 2018 Stock Units To consider and, if thought fit, pass the following resolution As part of the review of James Hardie’s affairs, to consider and, as an ordinary resolution: if thought fit, pass the following resolution as a non‑binding ordinary resolution: That the award to Louis Gries of up to a maximum of 324,406 relative total shareholder return (TSR) restricted To receive and consider the Remuneration Report of stock units (Relative TSR RSUs), and his acquisition of the Company for the fiscal year ended 31 March 2018. Relative TSR RSUs and Shares issuable thereunder, up to The vote on this resolution is advisory only. that number, be approved for all purposes in accordance with the terms of the 2006 LTIP (as amended) and on the 3. Election / Re-election of Directors basis set out in the Explanatory Notes. To consider and, if thought fit, pass each of the following resolutions as separate ordinary resolutions: 8. Amendment of the Company’s Articles of Association (a) That Persio Lisboa be elected as a director. To consider and, if thought fit, pass the following resolution as a special resolution: (b) That Andrea Gisle Joosen, who retires by rotation in accordance with the Company’s Articles of Association, That the Company’s Articles of Association be and be re-elected as a director. are hereby amended in the manner provided for in the Annexure to this Notice of Meeting. (c) That Michael Hammes, who retires by rotation in accordance with the Company’s Articles of Association, VOTING EXCLUSION STATEMENT be re-elected as a director. In accordance with the ASX Listing Rules, James Hardie will (d) That Alison Littley, who retires by rotation in accordance disregard any votes cast in favour of Resolutions 5, 6 and 7 with the Company’s Articles of Association, be re-elected of this Notice of Meeting if they are cast by Louis Gries (who is as a director. the only director eligible to participate in the employee incentive 4. Authority to fix the External Auditor’s Remuneration schemes which are the subject of Resolutions 5, 6 and 7) or his associates. Mr Gries and his associates will not have their To consider and, if thought fit, pass the following resolution votes disregarded if: (i) they are acting as a proxy for a person as an ordinary resolution: who is entitled to vote, in accordance with the directions on a Voting Instruction Form or form of proxy; or (ii) they are chairing That the Board be authorised to fix the remuneration of the the meeting as proxy for a person who is entitled to vote, in external auditor for the fiscal year ended 31 March 2019. accordance with a direction on a Voting Instruction Form or The following are items of special business: form of proxy to vote as the proxy decides. 5. Re-Approval of the James Hardie Industries Long Term Notes on voting and Explanatory Notes follow, and a Incentive Plan 2006 Voting Instruction Form and Question Form are enclosed. To consider and, if thought fit, pass the following resolution By order of the Board. as an ordinary resolution: That approval is given for all purposes for further amendment to, and continued operation of, the James Hardie Industries Long Term Incentive Plan 2006 (the Natasha Mercer 2006 LTIP) (as amended) to provide incentives for the Company Secretary Chief Executive Officer CEO( ) and other executives of 6 July 2018 the Company in accordance with the terms of the 2006 LTIP and on the basis set out in the Explanatory Notes. 3 JAMES HARDIE NOTICE OF MEETING 2018

VOTING AND PARTICIPATION
IN THE ANNUAL GENERAL MEETING

If you are a registered shareholder as at 7:00pm (Sydney time) / 10:00am (Dublin time) on Wednesday, 8 August 2018, you may attend, speak and vote, in person or appoint a proxy (who need not be a shareholder) to attend, speak and vote on your behalf, at the AGM in Dublin, Ireland or participate and ask questions while participating via the AGM teleconference.

See **VOTING ON THE RESOLUTIONS** below for information on how you can vote.

AGM DETAILS

The AGM will be held at James Hardie's Corporate Headquarters, The Cork Room, Europa House, 2nd Floor, Harcourt Centre (Block 9), Harcourt Street, Dublin 2, Ireland, starting at 7:00am (Dublin time) on Friday, 10 August 2018.

OPTIONS FOR SHAREHOLDERS UNABLE TO ATTEND AGM

The AGM will be accessible by teleconference at 4:00pm (Sydney time) / 7:00am (Dublin time) on Friday, 10 August 2018. Shareholders participating in the AGM teleconference will be able to ask questions of the Board and the Company's external auditor, Ernst & Young LLP. You will need to have your Security Holder Reference Number (**SRN**) or the Holder Identification Number (**HIN**) (included on your Voting Instruction Form or most recent holding statement) as well as the name of your holding if you intend to ask a question via the teleconference.

The following details are also set out on the Shareholder Meetings page on James Hardie's Investor Relations website (http://www.ir.jameshardie.com.au/jh/shareholder_meetings.jsp).

PARTICIPATION IN AGM TELECONFERENCE

To participate in the AGM teleconference, please:

- dial into the AGM using one of the following numbers: Australia toll free 1800 573 793 / USA toll free 1866 548 4713 or the rest of the world 1866 548 4713
- Passcode: 2838535; and
- provide the operator with your name and SRN / HIN.

If you have any questions during the teleconference follow the prompts from the teleconference operator.

APPOINTING A PROXY

To instruct the appointment of:

- a proxy to attend the AGM in person on your behalf (**Nominated Proxy**); and
- the Company Secretary in the event your Nominated Proxy does not attend the AGM,

please complete the relevant section of the Voting Instruction Form, and return it to Computershare no later than 7:00pm (Sydney time) / 10:00am (Dublin time) on Wednesday, 8 August 2018 using the "Lodgement Instructions" set out on page 5.

If you hold more than one Share carrying voting rights, you may instruct the appointment of more than one proxy to attend, speak and vote at the meeting on your behalf provided each proxy is appointed to exercise rights attached to different Shares held by you.

VOTING ON THE RESOLUTIONS

How you can vote will depend on whether you are:

- a shareholder;
- a holder of American Depositary Shares, which trade on the New York Stock Exchange (**NYSE**) in the form of American Depositary Receipts (**ADRs**); or
- a Nominated Proxy.

Voting if you are a shareholder:

If you are a shareholder and want to vote on the resolutions to be considered at the AGM, you have the following two options:

Option A – If you are not attending the AGM or appointing a Nominated Proxy

Follow this option if you do not intend to attend the AGM in person or appoint a Nominated Proxy.

You may lodge a Voting Instruction Form directing CHESS Depository Nominees Pty Limited (**CDN**) (the legal holder of Shares for the purposes of the ASX Settlement Operating Rules) to nominate the Chairman of the AGM as its proxy to vote the Shares underlying your holding of CHESS Units of Foreign Securities (**CUFS**) that it holds on your behalf.

You can submit your Voting Instruction Form as follows:

1. Complete the hard-copy Voting Instruction Form accompanying this Notice of Meeting and lodge it using the "Lodgement Instructions" set out on page 5.
2. Complete a Voting Instruction Form using the internet:

   Go to www.investorvote.com.au

   You will need:

   - your Control Number (located on your Voting Instruction Form); and
   - your SRN or HIN for your holding; and
   - your postcode as recorded in the Company's register.

If you lodge the Voting Instruction Form in accordance with these instructions, you will be taken to have signed it.

For your vote to count, your completed Voting Instruction Form must be received by Computershare no later than 7:00pm (Sydney time) / 10:00am (Dublin time) on Wednesday, 8 August 2018. You will not be able to vote your Shares by way of teleconference.

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Option B – If you are (or your Nominated Proxy is) attending the AGM

If you would like to attend the AGM or appoint a Nominated Proxy to attend the AGM on your behalf, and vote in person, you may use a Voting Instruction Form to direct CDN to nominate:

(a) you or another person nominated by you (who does not need to be a shareholder) as a Nominated Proxy; and

(b) the Company Secretary in the event the Nominated Proxy does not attend the AGM,

as proxy to vote the Shares underlying your holding of CUFS on behalf of CDN in person at the AGM in Dublin.

If the Nominated Proxy does not attend the AGM, the Company Secretary will vote the relevant Shares in accordance with the instructions on the Voting Instruction Form or, for undirected proxies, in accordance with the Nominated Proxy's written instructions. If the Nominated Proxy does not provide written instructions to the Company Secretary care of Computershare by facsimile to 1300 534 987 from inside Australia, or +61 3 9473 2408 from outside Australia, or by email to jhxmeetings@computershare.com.au by the earlier of (i) the time of commencement of voting on the resolutions at the AGM and (ii) 7:30am (Dublin time) / 4:30pm (Sydney time) on Friday, 10 August 2018, then the Company Secretary intends voting in favour of all of the resolutions.

For your proxy appointment to count, your completed Voting Instruction Form must be received by Computershare no later than 7:00pm (Sydney time) / 10:00am (Dublin time) on Wednesday, 8 August 2018.

To obtain a free copy of CDN's Financial Services Guide, or any Supplementary Financial Services Guide, go to http://www.asx.com.au/documents/settlement/CHESS_Depositary_Interests.pdf or phone 131279 from within Australia or +61 2 9338 0000 from outside Australia to ask to have one sent to you.

If you submit a completed Voting Instruction Form to Computershare, but fail to select either of Option A or Option B, you are deemed to have selected Option A.

Voting if you hold American Depositary Shares (ADSs):

The depositary for ADSs held in James Hardie's ADR program is Deutsche Bank Trust Company Americas (**Deutsche Bank**). Deutsche Bank will send this Notice of Meeting to ADS holders on or about 9 July 2018 and advise ADS holders how to give their voting instructions. To be eligible to vote, ADS holders must be the registered or beneficial owner as at 5:00pm US Eastern Daylight Time (**US EDT**) on 3 July (the ADS record date). Deutsche Bank must receive any voting instructions, in the form required by Deutsche Bank, no later than 5:00pm (US EDT) on 3 August 2018.

Deutsche Bank will endeavour, as far as is practicable, and permitted under applicable law, to instruct that the Shares ultimately underlying the CUFS represented by ADSs are voted in accordance with the instructions received from ADS holders. If an ADS holder does not submit any voting instructions, the Shares ultimately underlying the CUFS represented by the ADSs held by that holder will not be voted.

If you do not provide voting instructions, the Shares ultimately underlying your ADSs will not be voted on any resolution for which a broker does not have discretionary authority to vote. Under NYSE rules, brokers that are NYSE member organisations are prohibited from directing the voting of the Shares underlying ADSs held in customer accounts on non-routine matters (such as executive compensation and director elections) if they have not received voting instructions from the beneficial holders.

Accordingly, if you are the beneficial owner of Shares underlying ADSs, and your broker holds your ADSs in its name, then you must instruct your broker as to how to vote your Shares. Otherwise, your broker may not vote your Shares. If you do not give your broker voting instructions and the broker does not vote your Shares, this is a "broker non-vote" which is treated as an abstention and does not count toward determining the votes for / against the resolution.

Voting if you are a Nominated Proxy:

If you are a Nominated Proxy and you do not attend and vote at the AGM, the Company Secretary will vote the Shares in accordance with the instructions on the Voting Instruction Form or form of proxy or, for undirected proxies, in accordance with your written instructions. If you wish to direct the Company Secretary how to vote any undirected proxies, you must submit your written instructions to the Company Secretary by no later than the earlier of (i) the time of commencement of voting on the resolutions at the AGM and (ii) 7:30am (Dublin time) / 4:30pm (Sydney time) on Friday,10 August 2018, otherwise, if you have not provided written instructions to the Company Secretary by such time, then the Company Secretary intends voting in favour of all of the resolutions.

LODGEMENT INSTRUCTIONS

Completed Voting Instruction Forms may be lodged with Computershare using one of the following methods:

(a) by post to GPO Box 242, Melbourne, Victoria 3001, Australia; or

(b) by delivery to Computershare at Level 5, 115 Grenfell Street, Adelaide SA 5000, Australia; or

(c) online at www.investorvote.com.au; or

(d) for Intermediary Online subscribers only (custodians), online at www.intermediaryonline.com; or

(e) by facsimile to 1800 783 447 from inside Australia or +61 3 9473 2555 from outside Australia.

Written instructions to the Company Secretary (if required) may be lodged by the Nominated Proxy with Computershare using one of the following methods:

(a) by facsimile to 1300 534 987 from inside Australia, or +61 3 9473 2408 from outside Australia; or

(b) by email to jhxmeetings@computershare.com.au.

If the Nominated Proxy is a corporate and the written instructions will be submitted by a representative of the corporate, the appropriate 'Certificate of Appointment of Corporate Representative' form will need to be provided along with the written instructions.

A form of certificate may be obtained from Computershare or online at www.investorcentre.com under the help tab and then click on 'Need a Printable Form'.

NO VOTING AVAILABLE IN AGM TELECONFERENCE

You will not be able to vote by way of teleconference. If you wish for your vote to count, you must follow the instructions set out above.

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JAMES HARDIE **NOTICE OF MEETING 2018**

EXPLANATORY NOTES

TERMINOLOGY

References to shareholders in this Notice of Meeting, including these Explanatory Notes, include references to all the shareholders of James Hardie acting together, and include holders of CUFS, holders of ADSs, holders of Shares and members of the Company within the meaning of the Irish Companies Act 2014, except where describing how each group of shareholders may cast their votes.

RESOLUTION 1 – FINANCIAL STATEMENTS AND REPORTS FOR FISCAL YEAR 2018

Resolution 1 asks shareholders to receive and consider the financial statements and the reports of the Board and the Company's external auditor, Ernst & Young LLP, for the year ended 31 March 2018. This resolution will also involve the review by the members of James Hardie's affairs. The financial statements which are the subject of Resolution 1 are those prepared in accordance with Irish law, US Generally Accepted Accounting Principles (**US GAAP**) (to the extent that the use of those principles in the preparation of the financial statements does not contravene any provision of Irish law) and Accounting Standards issued by the Accounting Standards Board and promulgated by the Institute of Chartered Accountants in Ireland (Generally Accepted Accounting Practice in Ireland), as distinct from the US GAAP consolidated financial statements of the James Hardie Group as set out in the Company's 2018 Annual Report.

A brief overview of the financial and operating performance of the James Hardie Group during the year ended 31 March 2018 will be provided during the AGM. Copies of the James Hardie Group's consolidated Irish financial statements are available free of charge either:

(a) at the AGM in Dublin, Ireland;

(b) at the Company's registered Irish office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, Ireland;

(c) at the Company's registered Australian office at Level 3, 22 Pitt Street, Sydney NSW; or

(d) on the Company's Investor Relations website, http://www.ir.jameshardie.com.au/.

Recommendation

The Board believes it is in the interests of shareholders that the financial statements and the reports of the Board and external auditor for the year ended 31 March 2018 be received and considered, and recommends that you vote in favour of Resolution 1.

RESOLUTION 2 – REMUNERATION REPORT FOR FISCAL YEAR 2018

Resolution 2 asks shareholders to receive and consider the Remuneration Report for the year ended 31 March 2018. The Company is not required to produce a remuneration report or to submit it to shareholders under Irish, Australian or US law or regulations. However, taking into consideration James Hardie's Australian and US shareholder base and ASX listing, the Company has voluntarily produced a remuneration report for non-binding shareholder approval for some years and currently intends to continue to do so. This report provides information on James Hardie's remuneration practices in fiscal year 2018 and also voluntarily includes an outline of the Company's proposed remuneration framework for fiscal year 2019.

James Hardie's Remuneration Report is set out on pages 29 to 67 of the 2018 Annual Report and can also be found on the Company's Investor Relations website, http://www.ir.jameshardie.com.au/.

Although this vote does not bind the Company, the Board intends to take the outcome of the vote into consideration when considering the Company's future remuneration policy.

Recommendation

The Board believes it is in the interests of shareholders that the Company's Remuneration Report for the year ended 31 March 2018 be received and considered, and recommends that you vote in favour of Resolution 2.

RESOLUTION 3 – ELECTION / RE-ELECTION OF DIRECTORS

As part of their review of the composition of the Board, the Board and the Nominating and Governance Committee considered the desired profile of the Board, including the right number, mix of skills, qualifications, experience, expertise, diversity and geographic location of its directors, to maximise the effectiveness of the Board. The Board and Nominating and Governance Committee work together to ensure James Hardie puts in place appropriate mechanisms for Board renewal.

Resolution 3(a) asks shareholders to consider the election of Persio Lisboa to the Board.

Resolutions 3(b), 3(c) and 3(d) ask shareholders to separately consider the re-election of Andrea Gisle Joosen, Michael Hammes and Alison Littley to the Board.

James Hardie's Articles of Association currently requires that one-third of the directors subject to re-election (other than any directors appointed by the Board during the year) will retire at each AGM, with re-election possible after each term. Andrea Gisle Joosen, Michael Hammes and Alison Littley will retire at the 2018 AGM and each offers himself or herself for re-election.

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Profiles of the candidates follow:



Persio Lisboa
BS
Age 52

Persio Lisboa was appointed as an independent non-executive director of James Hardie in February 2018. He is a member of the Nominating and Governance Committee.

Experience: Mr Lisboa has extensive senior executive experience. He currently serves as Executive Vice President & Chief Operating Officer at Navistar, Inc, (**Navistar**), a leading manufacturer of commercial trucks, buses, defense vehicles and engines, since March 2017. Prior to holding this position, Mr Lisboa served as President, Operations of Navistar from November 2014 to March 2017. Prior to that, Mr Lisboa served as Senior Vice President, Chief Procurement Officer of Navistar from December 2012 to November 2014, as Vice President, Purchasing and Logistics and Chief Procurement Officer of Navistar from October 2011 to November 2012, and as Vice President, Purchasing and Logistics of Navistar from August 2008 to October 2011. Prior to these positions, Mr Lisboa held various management positions within Navistar's North American and South American operations. Mr Lisboa began his career at Maxion International Motores Brasil, followed by a move to International Engines Argentina S.A., and then to MWM-International South America.

Directorships of listed companies in the past five years: Current – Director of Broadwind Energy Inc,. (since 2016).

Last elected: Appointed to the Board in February 2018. Will stand for election at 2018 AGM.



Andrea Gisle Joosen
MSc, BSc
Age 54

Andrea Gisle Joosen was appointed as an independent non-executive director of James Hardie in March 2015. She is a member of the Audit Committee.

Experience: Ms Gisle Joosen is an experienced former executive with extensive experience in marketing, brand management and business development across a range of different consumer businesses. Her former roles include Chief Executive of Boxer TV Access AB in Sweden and Managing Director (Nordic region) of Panasonic, Chantelle AB and Twentieth Century Fox. Her early career involved several senior marketing roles with Procter & Gamble and Johnson & Johnson.

Directorships of listed companies in the past five years: Current – Director of Mr Green AB (since 2015); Director of BillerudKorsnas AB (since 2015); Director of Dixons Carphone plc (since 2014); Director of ICA Gruppen AB (since 2010). Former – Director of Dixons Retail plc (2013-2014).

Other: Director of Phoodster (since July 2017); Director of Neopitch AB (since 2004).

Last elected: August 2015



Michael Hammes
BS, MBA
Age 76

Michael Hammes was elected as an independent non-executive director of James Hardie in February 2007. He was appointed Chairman of the Board in January 2008 and is a member of the Audit Committee, the Remuneration Committee and the Nominating and Governance Committee.

Experience: Mr Hammes has extensive commercial experience at a senior executive level. He has held a number of executive positions in the medical products, hardware and home improvement, and automobile sectors, including CEO and Chairman of Sunrise Medical, Inc. (2000-2007), Chairman and CEO of Guide Corporation (1998-2000), Chairman and CEO of Coleman Company, Inc. (1993-1997), Vice Chairman of Black & Decker Corporation (1992-1993) and various senior executive roles with Chrysler Corporation (1986-1990) and Ford Motor Company (1966-1986).

Directorships of listed companies in the past five years: Former – Director of Navistar International Corporation (1996-2017); Director of DynaVox Mayer-Johnson (2010-2016).

Last elected: August 2016



Alison Littley
BA, FCIPS
Age 56

Alison Littley was appointed as an independent non-executive director of James Hardie in February 2012. She is a member of the Audit Committee and the Remuneration Committee.

Experience: Ms Littley has substantial experience in multinational manufacturing and supply chain operations, and she brings a strong international leadership background building effective management teams and third party relationships. She has held a variety of positions, most recently as Chief Executive of Buying Solutions, a UK Government Agency responsible for procurement of goods and services on behalf of UK government and public sector bodies (2006-2011). She has previously held senior management roles in Diageo plc (1999-2006) and Mars, Inc. (1981-1999).

Directorships of listed companies in the past five years: None

Other: Director of Market Harborough Building Society (since January 2018); Director of Eakin Healthcare Limited (since 2015); Director of Weightmans LLP (since 2013).

Last elected: August 2015

Recommendation

The Board, on the recommendation of the Nominating and Governance Committee, believes it is in the interests of shareholders that Persio Lisboa be elected as a director of the Company and recommends (with Persio Lisboa abstaining from voting in respect of his own election) that you vote in favour of Resolution 3(a).

The Board, having assessed the performance of Andrea Gisle Joosen, Michael Hammes and Alison Littley, and on the recommendation of the Nominating and Governance Committee, believes it is in the interests of shareholders that each of the individuals referred to above be re-elected as a director of James Hardie, and recommends (with Andrea Gisle Joosen, Michael Hammes and Alison Littley each abstaining from voting in respect of their own election) that you vote in favour of Resolutions 3(b), 3(c) and 3(d).

RESOLUTION 4 – AUTHORITY TO FIX THE EXTERNAL AUDITOR'S REMUNERATION

Resolution 4 asks shareholders to give authority to the Board to fix the external auditor's remuneration. Ernst & Young LLP were first appointed external auditors for the James Hardie Group for the year ended 31 March 2009. A summary of the external auditor's remuneration during the fiscal year ended 31 March 2018, as well as non-audit fees paid to Ernst & Young LLP are set out on page 158 of the 2018 Annual Report. The Audit Committee periodically reviews Ernst & Young LLP's performance and independence as external auditor and reports its results to the Board. A summary of Ernst & Young LLP's interaction with

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JAMES HARDIE **NOTICE OF MEETING 2018**

EXPLANATORY NOTES CONTINUED

James Hardie, the Board and the Board Committees is set out on pages 80 and 81 of the 2018 Annual Report.

Recommendation

The Board believes it is in the interests of shareholders that the Board be given authority to fix the external auditor's remuneration for the fiscal year ended 31 March 2019 and recommends, on the recommendation of the Audit Committee that you vote in favour of Resolution 4.

RESOLUTION 5 – RE-APPROVAL OF THE JAMES HARDIE INDUSTRIES LONG TERM INCENTIVE PLAN 2006

Resolution 5 asks shareholders to re-approve the 2006 LTIP, subject to certain amendments. The 2006 LTIP was originally approved at the 2006 AGM and was re-approved by shareholders with certain amendments at each of the 2008, 2009, 2012 and 2015 AGMs.

The 2006 LTIP provides for a range of potential entitlements to be paid to executives who are eligible to participate in the 2006 LTIP (**Executives** or **Participants**). One of the Participants is Louis Gries, the CEO. The benefits to be provided to the CEO under the 2006 LTIP in respect of fiscal year 2019 are the subject of Resolutions 6 and 7.

Overview of the 2006 LTIP

The 2006 LTIP is a key component of the Company's compensation arrangements for Executives. It provides flexibility in the type of equity award which can be used to deliver long-term shareholder alignment. The Board believes that this flexibility is important given the Company's international operations and will continue to allow it to tailor rewards to Executives and maximise returns to shareholders over the long-term by:

- aligning the interests of Executives and shareholders;
- matching Executive rewards under the 2006 LTIP with the long-term performance of the Company; and
- helping to attract and retain Executives.

Under the 2006 LTIP, the Company may offer eligible Executives both cash-settled awards (**Awards**) and stock-settled RSUs (together referred to as **Entitlements**).

Operation of the 2006 LTIP

The rules of the 2006 LTIP (**Plan Rules**) explain the general terms of the 2006 LTIP which apply to grants of each type of Entitlement. The Plan Rules include a separate sub-plan (**Sub-Plan**) setting out the terms and conditions for each type of Entitlement, as well as a separate Sub-Plan with additional conditions that apply to offers of Entitlements to US Executives.

Selected Executives will be granted either a specified number of Entitlements, or a number of Entitlements calculated by reference to a US$ amount of long-term incentive and the fair value of the Entitlement to be granted. A grant of Entitlements under the 2006 LTIP is subject to the Plan Rules and the terms of the specific grant. The Board administers the 2006 LTIP in accordance with the Plan Rules and the terms and conditions of the specific grants to Executives.

General

The term "Shares" as used in Resolutions 5 to 7 (and in the Explanatory Notes accompanying Resolutions 5 to 7) includes CUFS.

The Shares which may be earned under the various Entitlements may be issued as new Shares or purchased by the Company on-market.

The Company will not provide loans in relation to the issue of Entitlements under the 2006 LTIP.

For the purpose of satisfying ASX Listing Rule requirements, the information disclosed in respect of the 2006 LTIP applies to Resolution 5 through 7 inclusive.

Specific provisions under US law

US law contains specific provisions dealing with compensation for Executives, which are relevant to the Company. Consequently, since a number of Participants in the 2006 LTIP have been and will be US Executives, a separate Sub-Plan with additional conditions applicable to US Executives is provided. Generally, the 2006 LTIP is designed to comply with applicable US tax laws and regulations.

Grants of Entitlements and performance hurdles

The vesting of Entitlements granted to all Participants under the 2006 LTIP may be conditional on the achievement of performance hurdles set out in the terms of the specific grant.

Proposed Amendments to Plan Rules

It is proposed to amend the Plan Rules for the 2006 LTIP in order to make necessary changes for compliance with current applicable US tax laws and regulations, as a result of changes emanating from the Tax Cuts and Jobs Act of 2017, as well as certain other administrative changes.

A copy of the Plan Rules highlighting the proposed amendments is available free of charge:

(a) at the AGM in Dublin, Ireland;

(b) at the Company's registered Irish office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, Ireland;

(c) at the Company's registered Australian office at Level 3, 22 Pitt Street, Sydney NSW; or

(d) on the Company's Investor Relations website, http://www.ir.jameshardie.com.au/.

A summary of the Plan Rules as proposed to be amended is set out below.

Brief summary of each Sub-Plan

The following is a brief summary of the operation of each of the Sub-Plans.

Award Sub-Plan

The Award Sub-Plan involves cash-settled awards rather than the acquisition of securities by Executives. A grant of Awards to a particular Executive is subject to the Plan Rules and the terms of the specific grant.

As the Award Sub-Plan does not involve any issue of securities by the Company, shareholder approval of this aspect of the 2006 LTIP is not required. However, it is included here for the information of shareholders. In general, the terms and conditions for grants of Awards are the same as those for grants of RSUs (described below).

More information about the grant of Awards which are proposed to be made during fiscal year 2019 is set out in the Remuneration Report for the year ended 31 March 2018.

RSU Sub-Plan

A summary of the terms and conditions that apply specifically to RSUs is set below.

Entitlement – Each RSU granted to an Executive will entitle the Executive to be issued or transferred one Share, subject to the RSU vesting. The Company may put the Executive in contact with a broker who will arrange with the Executive to sell the Shares and provide the cash proceeds on or after the date the RSU has vested.

Price payable by an Executive to Company on issue of the RSU and on vesting of RSU is zero – RSUs will be granted to the

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Executive for no consideration. Executives will be entitled to receive Shares upon vesting of their RSUs for no consideration.

Transferability/assignability – RSUs cannot be transferred or assigned by an Executive except in limited circumstances.

Sub-division, consolidation, reduction or return – If the Company conducts any share capital re-organisation, including by sub-dividing, consolidating, reducing or returning capital, the Board may make an appropriate and proportionate adjustment to the number of Shares which will be issued or transferred upon vesting of an RSU in accordance with any applicable ASX Listing Rules.

Voting, participation and dividend entitlements – RSUs carry no entitlement to vote, participate in new issues of Shares or accrue dividends.

When RSUs lapse – Each grant of RSUs will have an expiry date. Depending on the circumstances in which an Executive ceases employment with the Company or a related body corporate prior to the end of the RSU vesting period, unvested RSUs will, unless the terms of grant state otherwise, lapse or vest as follows:

- *voluntary resignation or termination for cause* – any unvested RSUs will be forfeited.
- *other reasons, including death, retirement, permanent disability or termination not for cause* – a pro-rata number of unvested RSUs will lapse automatically on the relevant day, calculated based on the formula:

  D = C x (A/B)

where:

A = the number of months from the relevant event to, depending on the type of RSU, the date of vesting (for RSUs with time vesting) or the end of the applicable performance period or, if applicable, the first testing date (for RSUs with a performance hurdle);

B = depending on the type of RSU, the vesting period calculated in months (for RSUs with time vesting) or the number of months from the date the RSU was granted until the end of the applicable performance period or, if applicable, the first testing date (for RSUs with a performance hurdle);

C = the number of RSUs in the relevant tranche; and

D = the number of RSUs which lapse automatically.

All of the remaining unvested RSUs will lapse at the earlier of 24 months after the relevant event or the date they would have expired had the former Executive remained employed by the Company, unless the Board reasonably determines that the RSUs have lapsed (and provides notice to that effect to the former Executive, or in the event of an Executive's death, the estate of the former Executive).

Control Event –

- if a Control Event occurs prior to the RSUs vesting, the Board may determine at its absolute discretion, and subject to any conditions that it determines, that all or a portion of the RSUs have vested; and
- any RSUs held by a Participant which the Board has not accelerated so that they are vested following a Control Event will lapse, and the Executive will be treated as having never held any right or interest in those RSUs.

For these purposes *"Control Event"* means any of the following:

- a takeover bid is made to acquire the whole of the issued ordinary share capital of the Company and the takeover bid is recommended by the Board or becomes unconditional;
- a transaction is announced by the Company which, if implemented, would result in a person owning all the issued Shares in the Company;
- a person owns or controls sufficient Shares to enable them to influence the composition of the Board; or
- any other similar event has occurred or is likely to occur (including, but not limited to, a merger of the Company with another company), which the Board determines, in its absolute discretion, to be a Control Event.

Board discretion – The Board may in its absolute discretion (on any conditions which it thinks fit) decide that some or all of the unvested RSUs held by an Executive do not lapse, but lapse at a time and subject to any conditions it may specify by notice to the Executive, which may include that the RSU will vest immediately or at some time in the future depending on satisfaction of performance hurdles. The Board will not exercise this discretion in circumstances where the Executive is terminated for cause (including for fraud or dishonesty). The Board may delegate the discretion to the Remuneration Committee.

Sub-Plan relating to grants to US Executives

A summary of the key features of the long-term incentive arrangements for grants of Awards and / or RSUs to US Executives is set out below. A grant under this Sub-Plan to a particular US Executive is subject to the Plan Rules and the terms of the specific grant.

Awards – The Sub-Plan provides for grants of cash-settled Awards to US Executives.

RSUs – The Sub-Plan provides for grants of RSUs to US Executives.

Restrictions – The Sub-Plan sets out a number of restrictions in relation to grants to US Executives, which affect the term, time, form and method of settlement and form and timing of payment of any such grant. There are also particular restrictions relating to US-specific taxation law.

Terms – The Sub-Plan incorporates the other Sub-Plans, subject to the extent of any inconsistency.

Limits on number of Shares that can be issued

The Board will not grant RSUs if the aggregate number of Shares involved, when added to the number of Shares which would be issued if all outstanding RSUs vested, (but disregarding grants made or Shares issued to a person, where the person was situated outside Australia at the time the offer was made) would exceed 5% of the total number of issued Shares at the date on which the Board proposed to grant RSUs.

Administration of the 2006 LTIP

Any power or discretion which is conferred on the Board under the 2006 LTIP may be delegated by the Board to a committee consisting of directors, other officers, or employees of the Company as the Board thinks fit.

The Remuneration Committee has the authority to interpret the 2006 LTIP and any documents used to evidence Entitlements, to determine the terms and conditions of Entitlements, and to make all other determinations necessary or advisable for the administration of the 2006 LTIP.

Shareholder approval

If the ASX Listing Rules require shareholder approval for the granting of Entitlements, no Entitlements will be granted before that approval is obtained.

Previous Allotments

Since the 2006 LTIP was last approved by shareholders at the 2015 AGM, the following RSU grants have been made:

	FY2016	FY2017	FY2018
ROCE RSUs	503,944	407,539	515,249
Relative TSR RSUs	579,262	456,819	932,393

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JAMES HARDIE **NOTICE OF MEETING 2018**

EXPLANATORY NOTES CONTINUED

Summary of the reasons for seeking shareholder approval

Shareholder approval of the 2006 LTIP is sought for all purposes under the Listing Rules of ASX. Under ASX Listing Rule 7.1 the Company may not issue Shares in respect of more than 15% of its issued share capital in any 12-month period without shareholder approval (subject to limited exceptions). Where shareholders have approved the issue of Shares under an employee share plan within the three years preceding the issue pursuant to Exception 9 of ASX Listing Rule 7.2, as an exception to ASX Listing Rule 7.1, those Shares would not be counted towards the 15% limit.

As the 2006 LTIP was most recently approved in its entirety at the 2015 AGM, shareholder approval is sought for the continued grant of Entitlements and issue of Shares generally under the 2006 LTIP (as amended).

Recommendation

The Board believes that the 2006 LTIP (as amended) is an appropriately designed equity-based employee incentive scheme, capable of attracting, motivating and retaining key executives and driving the improved performance of the Company, and recommends that you vote in favour of Resolution 5.

RESOLUTION 6 – GRANT OF ROCE RSUs

Resolution 6 asks shareholders to approve the grant of ROCE RSUs under the 2006 LTIP (as amended) to James Hardie's Director and Chief Executive Officer, Louis Gries.

A summary of the terms and conditions of the 2006 LTIP (as amended) is set out in the Explanatory Notes in respect of Resolution 5.

For fiscal year 2019, the Remuneration Committee has allocated the Long-Term Incentive (**LTI**) target of the Chief Executive Officer (and each senior executive) between the following three components to ensure that the reward is based on a diverse range of factors which validly reflect longer term performance, as well as provide an appropriate incentive to ensure senior executives focus on the key areas which will drive shareholder value creation over the medium and long-term:

- 25% to ROCE RSUs – an indicator of James Hardie's capital efficiency over time;
- 25% to Relative TSR RSUs – an indicator of James Hardie's performance relative to its US peers; and
- 50% to Scorecard LTI – an indicator of each senior executive's contribution to James Hardie achieving its long-term strategic goals.

As the Board and Remuneration Committee believe the LTI program is achieving the stated objectives, and that management understands the current LTI program and continues to be motivated by it, the LTI components for fiscal year 2019 are materially consistent with the components for fiscal year 2018.

Reasons for ROCE RSUs

ROCE RSUs shall vest if James Hardie's ROCE performance meets or exceeds ROCE performance hurdles over a three year period, subject to the exercise of negative discretion by the Remuneration Committee.

James Hardie introduced ROCE RSUs in fiscal year 2013 once the US housing market had stabilised to an extent which permitted the setting of multi-year financial metrics. As James Hardie funds capacity expansions and market initiatives in the US, Asia Pacific and Europe it is important that management focuses on ensuring that the Company continues to achieve strong ROCE results while pursuing growth. Upon vesting, ROCE RSUs shall be settled in CUFS on a 1-to-1 basis.

ROCE RSU changes for fiscal year 2019

The Remuneration Committee has approved revised ROCE performance hurdles for fiscal year 2019 to incorporate the impact of the Company's acquisition of Fermacell, which closed on 3 April 2018. The Remuneration Committee believes the adjusted hurdles continue to require management to deliver improved and sustainable operational efficiencies.

Key aspects of ROCE RSUs

Goal Setting: ROCE performance hurdles for the ROCE RSUs are based on historical results and take into account the forecasts for the US and Asia Pacific housing markets. By way of reference, the three-year average ROCE result for fiscal years 2016, 2017 and 2018 was 31.0%.

ROCE Definitions: The ROCE measure will be determined by dividing Adjusted Earnings Before Interest and Tax (**Adjusted EBIT**) by Adjusted Capital Employed each as further explained below.

The Adjusted EBIT component of the ROCE measure will be determined as follows. Earnings before interest and taxation as reported in James Hardie's financial results, adjusted by:

- excluding the earnings impact of legacy issues (such as asbestos adjustments); and
- adding back asset impairment charges in the relevant period, unless otherwise determined by the Remuneration Committee. Since management's performance will be assessed on the pre-impairment value of James Hardie's assets, the Remuneration Committee would not normally deduct the impact of any asset impairments from the Company's EBIT for the purposes of measuring ROCE performance.

The Adjusted Capital Employed component of the ROCE measure will be determined as follows. Total Assets minus Current Liabilities, as reported in James Hardie's financial results, adjusted by:

- excluding balance sheet items related to legacy issues (such as asbestos adjustments), dividends payable and deferred taxes;
- adding back asset impairment charges in the relevant period, unless otherwise determined by the Remuneration Committee, in order to align the Adjusted Capital Employed with the determination of Adjusted EBIT;
- adding back leasehold assets for manufacturing facilities and other material leased assets, which the Remuneration Committee believes give a more complete measure of the Company's capital base employed in income generation; and
- deducting all greenfield construction-in-progress, and any brownfield construction-in-progress projects involving capacity expansion that are individually greater than US$20 million, until such assets reach commercial production and are transferred to the fixed asset register, in order to encourage management to invest in capital expenditure projects that are aligned with the long-term interests of the Company.

The ROCE performance hurdles will be indexed for changes to US and Asia Pacific addressable housing starts.

The resulting Adjusted Capital Employed for each quarter of any fiscal year will be averaged to better reflect capital employed over the course of a year rather than at a certain point in time. The ROCE result to compare to the performance hurdles will be the average of James Hardie's ROCE in fiscal years 2019, 2020 and 2021.

These definitions have been framed to ensure management is rewarded and held accountable for the aspects over which they have direct influence and control, while not discouraging management from recommending that James Hardie undertake investments that will provide for future Company growth.

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Grant: The Chief Executive Officer will receive a grant equal to the maximum number of ROCE RSUs (200% of target). The number of ROCE RSUs which actually vest and the number of Shares ultimately received in 2021 will depend on James Hardie's ROCE performance in fiscal years 2019 to 2021 together with the Remuneration Committee's exercise of negative discretion.

Performance Hurdle: The performance hurdles for ROCE RSUs granted in fiscal year 2019 (for performance in fiscal years 2019 to 2021) are:

ROCE	% OF ROCE RSUs VESTING
< 24.0%	0%
≥ 24.0%, but < 26.0%	25%
≥ 26.0%, but < 27.5%	50%
≥ 27.5%, but < 28.5%	75%
≥ 28.5%	100%

The earnings component of ROCE performance targets is predicated on assumptions in market growth. Market growth in James Hardie's primary markets has two main components – independent third party sourced data for new housing starts and an independent third party data sourced index for the repair and remodel market. These two main components are blended for an index of market growth. The above performance hurdles can be indexed up or down to the extent that actual US and Asia Pacific addressable housing starts over the performance period are higher or lower than those assumed in James Hardie's fiscal years 2019-2021 business plan.

Performance period: The overall performance period is three years. The ROCE RSUs vest three years after they are granted (which is expected to occur in August 2018), subject to the exercise of negative discretion by the Remuneration Committee.

Conditions and negative discretion: In 2021, the Remuneration Committee will review James Hardie's performance over the performance period and may exercise negative discretion to reduce the number of ROCE RSUs that would otherwise vest under the ROCE vesting scale above based on the quality of the ROCE returns balanced against management's delivery of market share growth and performance against certain specified strategic goals and objectives (i.e., the Scorecard). The Remuneration Committee can only exercise negative discretion. It cannot be applied to enhance the reward that can be received. The potential to exercise negative discretion allows the Remuneration Committee to ensure that ROCE returns are not obtained at the expense of long-term sustainability.

The Scorecard includes a number of longer-term measures which the Remuneration Committee believes are important contributors to long-term creation of shareholder value. Each year the Remuneration Committee approves a number of key objectives and the measures it expects to see achieved for each of these objectives. The fiscal year 2019 Scorecard applicable for the grants of ROCE RSUs (and Scorecard LTI) is set out in the Remuneration Report for the year ended 31 March 2018. The Remuneration Committee considers the goals to be reflective of James Hardie's overall long-term goals.

The Chief Executive Officer's rating ultimately depends on the Remuneration Committee's assessment (and the Board's review) of his contribution to James Hardie in meeting the Scorecard objectives. Although most of the objectives in the Scorecard have quantitative targets, the Board has not allocated a specific weighting to any and the final Scorecard assessment and exercise of negative discretion (if any) will involve an element of judgment by the Remuneration Committee. A different amount of negative discretion is likely to be applied when assessing the Chief Executive Officer's performance for the Scorecard LTI grants (which only include consideration of Scorecard measures) and ROCE RSUs grants (which involve a broader assessment of the quality of James Hardie's results).

Worked Example

The following example uses the Chief Executive Officer's LTI fiscal year 2019 target quantum of US$4.0 million and assumes for illustrative purposes, a three-year average ROCE performance of 28%.

At grant date the LTI quantum granted to the Chief Executive Officer in ROCE RSUs is:

> $4.0 million LTI target x 25% of LTI target issued in ROCE RSUs x 200% maximum leverage = US$2.0 million to be granted in ROCE RSUs.
>
> At a value of US$16.00/share, this is equivalent to a grant of 125,000 ROCE RSUs. Based on a 28% average ROCE result for the three year period to fiscal year 2021, 150% of target or 75% of the total ROCE RSUs granted would be eligible to vest:
>
> **125,000 RSUs x 75% = 93,750 ROCE RSUs**

At the conclusion of the three-year performance period, the Remuneration Committee will review James Hardie's performance (and decide whether to reduce the number of ROCE RSUs which vest based on its negative discretion).

> For indicative purposes, assuming that the Remuneration Committee determines that 50% (rather than the 75% based on performance against the ROCE performance hurdles) of the Chief Executive Officer's total ROCE RSUs should vest, the Chief Executive Officer would receive:
>
> **125,000 RSUs x 50% = 62,500 ROCE RSUs**

Maximum and actual number of ROCE RSUs

The maximum number of Shares and ROCE RSUs for which approval is sought under this Resolution 6 is 168,004 and is based on the grant that would be made if James Hardie's performance warranted the maximum possible award for fiscal year 2019 (i.e. 200% of LTI target) and the Remuneration Committee did not exercise any negative discretion to reduce the number of ROCE RSUs which ultimately are to vest and be settled into Shares.

The actual number of ROCE RSUs granted will be determined by dividing the maximum dollar amount granted under the ROCE RSUs portion of the LTI target (which is 200% of LTI target) by James Hardie's share price over the 20 trading days preceding the date of grant, subject to the maximum specified in the resolution.

In the unlikely event the grant calculation returns an actual number of ROCE RSUs to be granted that is greater than the maximum number of Shares for which approval is sought under this Resolution 6, James Hardie may grant a cash settled award equal in value to the number of ROCE RSUs which exceed the maximum number of Shares. Any such cash settled award made will vest on the same criteria as set forth above and would only vest in the event the ROCE RSU grant vests in full.

Previous grants

The number of ROCE RSUs granted to the Chief Executive Officer in the past three years is:

DATE OF GRANT	NUMBER GRANTED	MAXIMUM APPROVED BY SHAREHOLDERS
21 Aug 2017	136,441	183,517
16 Sep 2016	194,626	336,470
16 Sep 2015	254,480	391,720

There was no consideration paid by, and James Hardie did not provide loans to, the Chief Executive Officer in relation to the grant of these ROCE RSUs.

11

JAMES HARDIE **NOTICE OF MEETING 2018**

EXPLANATORY NOTES CONTINUED

General

ROCE RSUs will be granted in accordance with the terms of the 2006 LTIP (as amended).

ROCE RSUs will be granted for no consideration and James Hardie will not provide loans to the Chief Executive Officer in relation to the grant of ROCE RSUs. Subject to the performance hurdles being met and the Remuneration Committee's exercise of negative discretion (if any), the Chief Executive Officer will be entitled to receive Shares upon vesting of the ROCE RSUs for no consideration. ROCE RSUs will be granted to the Chief Executive Officer no later than 12 months after the passing of Resolution 6.

No director other than Mr Gries has received any grant under the 2006 LTIP since the last AGM and no director other than Mr Gries is eligible to participate in the 2006 LTIP.

Summary of the legal requirements for seeking shareholder approval

ASX Listing Rule 10.14 provides that a listed company must not permit a director to acquire shares or rights to be issued shares under an employee incentive scheme without the approval of shareholders by ordinary resolution.

Recommendation

The Board believes it is in the interests of shareholders that the fiscal year 2019 grant of ROCE RSUs to the Chief Executive Officer up to the number specified in Resolution 6 under the 2006 LTIP (as amended), subject to the above terms and conditions be approved, and recommends that you vote in favour of Resolution 6.

RESOLUTION 7 – GRANT OF RELATIVE TSR RSUs

Resolution 7 asks shareholders to approve the grant of Relative TSR RSUs to Louis Gries, James Hardie's Director and Chief Executive Officer. Relative TSR RSUs shall vest if James Hardie's TSR performance meets or exceeds the Relative TSR performance hurdles. Upon vesting, TSR RSUs shall be settled in CUFS on a 1-to-1 basis.

Relative TSR RSU changes from fiscal year 2018

The key aspects of the Relative TSR RSUs are unchanged.

Key aspects of Relative TSR RSUs

Grant: The Chief Executive Officer will receive a grant equal to the maximum number of Relative TSR RSUs (200% of target). The number of Relative TSR RSUs which actually vest and the number of Shares ultimately received depends on James Hardie's Relative TSR performance compared to the performance hurdles.

Performance Hurdle: The performance hurdle vesting scale for fiscal year 2019 grants is unchanged from fiscal year 2018 and is as follows:

PERFORMANCE AGAINST PEER GROUP	% OF RELATIVE TSR RSUs VESTED
< 40th Percentile	0%
40th Percentile	25%
40th – 60th Percentile	Sliding Scale
60th Percentile	50%
61st – 80th Percentile	Sliding Scale
≥80th Percentile	100%

Peer Group: The Peer Group for the fiscal year 2019 Relative TSR RSU grant is comprised of other companies exposed to the US building materials market, which is James Hardie's major market. The Remuneration Committee and the Board reviewed the composition of the Peer Group with the Company's independent advisors, Aon Hewitt, and determined that no changes would be made for fiscal year 2019 with the exception of the removal of The Valspar Corporation which was acquired by The Sherwin Williams Company, and the removal of The Sherwin Williams Company due to its size post acquisition of The Valspar Corporation. The Peer Group for fiscal year 2019 is:

Acuity Brands, Inc	Louisiana-Pacific Corp	Quanex Building Products Corp
American Woodmark Corp	Martin Marietta Materials Inc	Simpson Manufacturing Co., Inc
Apogee Enterprises, Inc	Masco Corporation	Trex Co., Inc
Armstrong World Indus, Inc	Mohawk Industries, Inc	USG Corp
Eagle Materials, Inc	Mueller Water Products, Inc	Valmont Industries, Inc
Fortune Brands, Home & Security Inc.	NCI Building Systems, Inc	Vulcan Materials Co
Lennox International, Inc	Owens Corning	Watsco, Inc

Testing and performance period: The performance hurdle will be tested (based on James Hardie's performance against its Peer Group for the 20 trading days preceding the test date) and the Relative TSR RSUs may vest after three years from the grant date. Any Relative TSR RSUs that have not vested following this test will lapse.

Maximum and actual number of Relative TSR RSUs

The maximum number of Shares and Relative TSR RSUs for which approval is sought under this Resolution 7 is 324,406 and is based on the grant that would be made if James Hardie equals or exceeds the 80th percentile of performance against the Peer Group and all the Relative TSR RSUs vest.

The actual number of Relative TSR RSUs granted will be determined by dividing the maximum dollar amount granted under the Relative TSR RSU portion of the LTI target (which is 200% of LTI target) by the value of the Relative TSR RSUs, using a Monte Carlo simulation, over the 20 trading days preceding the date of grant, subject to the maximum specified in the resolution.

As with Resolution 6, in the unlikely event the grant calculation returns an actual number of Relative TSR RSUs to be granted that is greater than the maximum number of Shares for which approval is sought under this Resolution 7, James Hardie may grant a cash settled award equal in value to the number of Relative TSR RSUs which exceed the maximum number of Shares. Any such cash settled award made will vest on the same criteria as set forth above and would only vest in the event the Relative TSR RSU grant vests in full.

Previous grants

The number of Relative TSR RSUs granted to the Chief Executive Officer in the past three years is:

DATE OF GRANT	NUMBER GRANTED	MAXIMUM APPROVED BY SHAREHOLDERS
21 Aug 2017	246,902	324,406
16 Sep 2016	218,159	380,079
16 Sep 2015	292,514	455,507

There was no consideration paid by, and James Hardie did not provide loans to, the Chief Executive Officer in relation to the grant of these Relative TSR RSUs.

General

Relative TSR RSUs will be granted in accordance with the terms of the 2006 LTIP (as amended) and on the basis set out in the Explanatory Notes.

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Relative TSR RSUs will be granted for no consideration and James Hardie will not provide loans to the Chief Executive Officer in relation to the grant of Relative TSR RSUs. Subject to the performance hurdles being met, the Chief Executive Officer will be entitled to receive Shares upon vesting of the Relative TSR RSUs for no consideration. Relative TSR RSUs will be granted to the Chief Executive Officer within 12 months of the passing of this Resolution 7.

No director other than Mr Gries has received any grant under the 2006 LTIP since the last AGM and no director other than Mr Gries is eligible to participate in the 2006 LTIP.

Summary of the legal requirements for seeking shareholder approval

The reason for seeking shareholder approval is the same as set out for Resolution 6.

Recommendation

The Board believes it is in the interests of shareholders that the fiscal year 2019 grant of Relative TSR RSUs to the Chief Executive Officer up to the number specified in Resolution 7 under the 2006 LTIP (as amended), subject to the above terms and conditions be approved, and recommends that you vote in favour of Resolution 7.

RESOLUTION 8 – AMENDMENT OF THE COMPANY'S ARTICLES OF ASSOCIATION

Resolution 8 asks shareholders to approve certain amendments to the Company's Articles of Association (as set out in full in the Annexure to this Notice of Meeting) in order to update and improve the procedure pursuant to which directors of the Company periodically retire and stand for re-election.

Currently, the Company's Articles of Association require that each director (other than the CEO) must present themselves for re-election at least once every three years and that each year one-third (or the number nearest one-third) of the directors must retire and (if willing to act) stand for re-election. While the Company has operated under this existing procedure since it re-domiciled to Ireland in 2010, from time to time the interaction of the 3 year limit and the requirement that one-third of the directors retire at each AGM has led to situations where the number of directors standing for re-election is inconsistent on a year-by-year basis. Further, from a Board (and Board committee) management and succession standpoint, the current procedure does not successfully provide a platform to promote long-term stability.

The proposed amendments to the Articles of Association seek to implement a classified Board structure similar to that utilized by a number of US peer companies, as well as a number of Irish domiciled companies. If the proposed amendments are approved, following the 2018 AGM, directors of the Company will be divided by the Board into three classes that are as nearly equal in size as practicable, designated as Class I, Class II and Class III. Directors designated as Class I directors would serve a term concluding at the calendar 2019 AGM, Class II directors would serve a term concluding at the calendar 2020 AGM and Class III directors would serve a term concluding at the calendar 2021 AGM.

Starting at the 2019 AGM, upon the expiration of the term of a class of directors at an AGM, each director in that class may, if willing to act and if the Board so recommends, put themselves forward for re-election at that same AGM to serve from the time of re-election until the third AGM following his or her re-election. If a director was not put forward for re-election, or not re-elected, at the relevant AGM then the director would cease to hold office at the conclusion of that AGM.

In order to ensure the director classes remain appropriately balanced, the Board will have the ability to re-designate directors from one class to another, notwithstanding the fact that this may shorten the term of a director.

Consistent with ASX Listing Rules, directors appointed by the Board to fill a vacancy or as an additional director resulting from an increase in the number of directors must retire at the next AGM, at which meeting they may be put forward by the Board for election. If elected, they will be given a class designation by the Board and they shall serve a term consistent with their fellow class members.

New directors appointed by shareholders in accordance with the Articles of Association will:

- if appointed as an additional director, be given a class designation by the Board and they shall serve a term consistent with their fellow class members; or
- if appointed to fill a vacancy, have the same remaining term as their predecessor unless otherwise designated to a different class.

Nothing in the proposed amendments affects the circumstances in which a director might otherwise cease to hold office, including the right of shareholders to remove a director from office at any time by ordinary resolution.

Recommendation

The Board believes that the proposed amendments to the Articles of Association will provide a more orderly framework for managing the director retirement, election and succession process, while maintaining consistency with the requirement under the ASX Listing Rules that a director must not hold office past the third AGM (or for more than 3 years, whichever is longer) after their appointment or last election. The Board anticipates that the resulting Board structure will promote stability and continuity for directors and ensure that directors with oversight experience and familiarity with the Company's business and affairs are not required to submit for re-election prematurely, while still annually providing an opportunity for shareholders to vote on the election (or re-election) of a portion of the Board. In addition, the proposed structure enables the Board to plan for a reasonable period into the future and provides a more stable platform to attract and retain new directors with the required skill-sets, who can then be provided adequate time to develop a detailed understanding of the Company's business, its management team and the environment in which it operates. Finally, the Board believes the revised structure will further encourage a long-term focus by directors in overseeing the management and affairs of the Company and promote more consistent terms of office among the directors.

For these reasons, the Board believes it is in the best interests of shareholders to adopt the proposed changes to the Articles of Association, and recommends that you vote in favour of Resolution 8.

Note to CDN / Irish Registered Members

This note is only relevant to CDN and the six other members of the Company for the purposes of Irish law, as well as any other persons who become members of the Company for the purposes of Irish law after the date of this notice of meeting but before 7:00pm (Sydney time) / 10:00am (Dublin time) on Wednesday, 8 August 2018, (together, the **Irish Law Members**) and is being provided in accordance with Section 181(5) of the Irish Companies Act 2014 (the **2014 Act**). Each of the Irish Law Members are entitled to appoint one or more proxies, using the form set out in Section 184 of the 2014 Act, to attend, speak and vote at the AGM in their place. A proxy need not be a member of the Company. The proxy must be received at the Company's registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, Ireland by 7:00am (Dublin time) on Friday, 10 August 2018.

13

JAMES HARDIE **NOTICE OF MEETING 2018**

ANNEXURE PROPOSED AMENDMENTS TO THE COMPANY’S ARTICLES OF ASSOCIATION Set out below are the amendments to the Company’s Articles of (b) At each of the first three annual general meetings following Association proposed by Resolution 8, with additional text shown 17 June 2010, the Directors (including any Directors holding in double underline, and deleted text shown in strike-through. executive office pursuant to these Articles but excluding the Chief Executive Officer) to retire by rotation shall be those PART XIV – who have agreed to put themselves forward for retirement provided that where the number of such Directors is less APPOINTMENT AND RETIREMENT OF DIRECTORS than one-third, the Chairman shall nominate the Directors 109. Retirement who are to retire. (a) The Directors (other than the Chief Executive Officer) (c) At the fourth and at each subsequent annual general shall be divided into three classes, as nearly equal in size meeting following 17 June 2010, the Directors (including as practicable, designated Class I, Class II and Class III. any Directors holding executive office pursuant to these The initial division of the Directors (other than the Chief Articles but excluding the Chief Executive Officer) to Executive Officer) into classes shall be made by the retire by rotation shall be those who have been longest decision of an affirmative vote of a majority of the Directors. in office since their last appointment or reappointment (b) Each Class I Director shall (unless his office is vacated but as between persons who became or were last in accordance with these Articles) serve initially until the reappointed Directors on the same day those to retire conclusion of the annual general meeting of the Company shall be determined (unless they otherwise agree among held in the calendar year 2019. themselves) by lot. (c) Each Class II Director shall (unless his office is vacated (d) Subject to Article 110, a Director who retires at an annual in accordance with these Articles) serve initially until the general meeting may be reappointed, if willing to act. If he conclusion of the annual general meeting of the Company is not reappointed (or deemed to be reappointed pursuant held in the calendar year 2020. to these Articles) he shall retain office until the meeting appoints someone in his place or, if it does not do so, until (d) Each Class III Director shall (unless his office is vacated the end of the meeting. in accordance with these Articles) serve initially until the conclusion of the annual general meeting of the Company 110. Deemed reappointment Director Term held in the calendar year 2021. If the Company, at the meeting at which a Director retires by (e) (a) At each annual general meeting of the Company rotation, does not fill the vacancy then, subject to Article 111 the one-third of the Directors who are subject to retirement retiring Director, if willing to act, shall be deemed to have been by rotation, or if their number is not three or a multiple of re-appointed, unless at the meeting it is resolved not to fill the three then the number nearest to one-third, shall retire vacancy or a resolution for the reappointment of the Director is from office, but if there is only one Director who is subject put to the meeting and lost. to retirement by rotation then he shall retire provided that Notwithstanding any other provision of these Articles, no Director each Director (other than the Chief Executive Officer) shall (other than the Chief Executive Officer) shall hold office (without present himself for re-election at least once every three re-election) past: years., beginning from (and including) the calendar year 2019, successors to the class of Directors whose term (a) the third annual general meeting of the Company; or expires at that annual general meeting shall be elected (b) 3 years, following the Director’s appointment (or last for a three-year term. A Director may, with the prior election), whichever is longer. approval of the board of Directors, stand for re-election (as his own successor) at an annual general meeting at 111. Eligibility for appointment as a Director which his term expires. (a) Subject to receiving the prior approval of the board of (f) The board of Directors, acting in good faith and in the Directors, any Director retiring by rotation at an annual interests of the Company, may re-designate any Director general meeting in accordance with Article 109 will be (including, for the avoidance of doubt, Directors appointed eligible for re-appointment. in accordance with Article 112 and/or Article 114) from one class to another, notwithstanding the fact that this may (b) (a) No person other than a Director retiring by rotation shall shorten the term of the relevant Director. A Director shall be appointed, re-appointed or deemed to be appointed or hold office until the close of the annual general meeting re-appointed as a Director at any general meeting unless for the year in which his term expires or (if earlier) until a that person is: resolution is passed at that annual general meeting not to (i) recommended by the Directors; or fill the vacancy or a resolution to re-appoint him is put to a vote at the meeting and is lost, subject, however, to prior (ii) nominated in accordance with paragraph (bc) by one death, resignation, retirement, disqualification or removal or more members who alone or together hold 10% of from office. the Company’s issued share capital. 14

(c) (b) A nomination made in accordance with Article 111(ab)(ii) PART XV – shall be: DISQUALIFICATION AND REMOVAL OF DIRECTORS (i) lodged with the Company accompanied by 113. Disqualification of Directors a biography setting out their experience and The office of a Director shall be vacated ipso facto if: directorships of other listed and unlisted companies of not more than 300 words together with the consent (a) he is restricted or disqualified from acting as a director of of the nominee to act as Director if appointed; and any company under the provisions of Part 14 of the Act; (ii) received by the Company in hardcopy or electronic (b) he becomes bankrupt or makes any arrangement or form at such postal or electronic address as has been composition with his creditors generally; specified by the Company for that purpose in, (c) in the opinion of a majority of his co-Directors, he becomes (A)  the announcement of the intention to convene an incapable by reason of mental disorder of discharging his annual general meeting in accordance with Article duties as a Director; 51; or (d) (not being a Director holding for a fixed term an executive (B) the announcement of the intention to convene an office in his capacity as a Director) he resigns his office by extraordinary general meeting in accordance with notice to the Company; Article 55(a), (e) his term of office expires in accordance with Article 110; at least thirty (30) Business Days before the general (f) (e) he is convicted of an indictable offence, unless the meeting to which it relates. Directors otherwise determine; or 112. Appointment of additional Directors (g) (f) he shall have been absent for more than six (a) Subject to Article 111, the Company by ordinary resolution consecutive months without permission of the Directors may appoint a person to be a Director either to fill a from meetings of the Directors held during that period vacancy or as an additional Director and any Director and his alternate Director (if any) shall not have attended so appointed shall be subject to retire by rotation in any such meeting in his place during such period, and accordance with Article 109(a).. A Director so appointed the Directors pass a resolution that by reason of such as an additional director shall be designated as a Class I, absence he has vacated office. Class II or Class III Director by the decision of an affirmative vote of a majority of the Directors and shall hold office for 114. Removal of Directors a term that shall coincide with the remaining term of that The Company, by ordinary resolution of which notice has been class. Any Director elected to fill a vacancy shall have the given in accordance with the Acts, may remove any Director same remaining term as that of her or his predecessor before the expiry of his period of office notwithstanding anything unless otherwise designated to a different class. in these Articles or in any agreement between the Company and such Director and may, if thought fit, by ordinary resolution (b) The Directors may appoint a person who is willing to act appoint another Director in his stead. The person so appointed to be a Director, either to fill a vacancy or as an additional shall be subject to retirement at the same time as if he had Director, provided that the appointment does not cause become a Director on the date on which the Director in whose the number of Directors to exceed any number determined place he is appointed was last appointed a Director.have the by the Directors or fixed by or in accordance with these same remaining term as that of his or her predecessor unless Articles as the maximum number of Directors. A Director otherwise designated to a different class. Nothing in this Article so appointed shall hold office only until the next following shall be taken as depriving a person removed hereunder of annual general meeting and shall not be taken into account compensation or damages payable to him in respect of the in determining the Directors who are to retire by rotation termination of his appointment as Director or of any appointment at the meeting, at which meeting he may, with the prior terminating with that Director. approval of the board of Directors, stand for election. If re-appointed at that annual general meeting, the Director shall be designated as a Class I, Class II or Class III Director by the decision of an affirmative vote of a majority of the Directors and shall hold office for a term that shall coincide with the remaining term of that class. If not re-appointed at such annual general meeting, such Director shall vacate office at the conclusion thereof. Designed and produced by ArmstrongQ armstrongQ.com.au 15 JAMES HARDIE NOTICE OF MEETING 2018

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